SmarTire Systems Inc.
                             150-13151 Vanier Place
                       Richmond, British Columbia, V6V 2J1


                                                                     May 2, 2006

VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Attn:    Mr. Russell Mancuso
         Mr. Tom Jones

                  Re:     SmarTire Systems Inc. (the "Company")
                          Registration Statement on Form SB-2/A (No. 333-126386)

Ladies and Gentlemen:

            The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Registration Statement on Form SB-2/A filed with the Commission on April 18, 2006 (File No. 333-126386) (the "Registration Statement").

            The Registration Statement was not previously declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement. The Company's decision to withdraw the Registration Statement was made in response to a telephone call from Mr. Tom Jones of the Commission to Michael D. Helsel, legal counsel to the Company indicating that the SB-2/A had been filed under an incorrect filing number. The Company has re-filed the SB-2/A with the correct filing number.

            If you have any questions concerning this matter, please contact Michael L. Pflaum at (212) 801-6843 or Michael D. Helsel at (212) 801-6962.


                                 SMARTIRE SYSTEMS INC.

                                 /s/ Jeff Finkelstein
                                 ---------------------------------------------
                                 By: Jeff Finkelstein, Chief Financial Officer